UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

ICX TECHNOLOGIES, INC.

(Name of Subject Company)

ICX TECHNOLOGIES, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

043176106

(CUSIP Number of Class of Securities)

Colin J. Cumming

Chief Executive Officer

ICx Technologies, Inc.

2100 Crystal Drive, Suite 650

Arlington, Virginia 22202

(703) 678-2111

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter Allan Atkins and Randall H. Doud

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) of ICx Technologies, Inc. (the “Company”) initially filed on September 3, 2010, as amended by Amendment No. 1 thereto filed on September 9, 2010 and Amendment No. 2 thereto filed on September 10, 2010. The Statement relates to the cash tender offer by Indicator Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of FLIR Systems, Inc., disclosed in a Tender Offer Statement on Schedule TO dated September 3, 2010 filed with the Securities and Exchange Commission, to purchase all of the Company’s outstanding common stock, par value $0.001 per share (the “Shares”), at a price of $7.55 per Share, net to the selling stockholder in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 3, 2010, and in the related Letter of Transmittal, both of which were filed with the Statement as Exhibits (a)(1) and (a)(2), respectively. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 2. Identity and Background of Filing Person.

The last sentence of the first paragraph of subsection (b) of Item 2 entitled “Tender Offer” is hereby amended and restated in its entirety as follows:

Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference and should be read for the complete terms of the Offer to Purchase and Letter of Transmittal.

The third paragraph of subsection (b) of Item 2 entitled “Tender Offer” is hereby amended and restated in its entirety as follows:

A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and incorporated herein by reference and should be read for the complete terms of the Merger Agreement.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The fifth paragraph of subsection (a) of Item 3 entitled “Effect of the Offer on Directors’ and Officers’ Indemnification and Insurance” is hereby amended and restated in its entirety as follows:

A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and incorporated herein by reference and should be read for the complete terms of the Merger Agreement.

The third paragraph of subsection (a) of Item 3 entitled “Tender and Support Agreement” is hereby amended and restated in its entirety as follows:

A copy of the Tender Agreement is filed as Exhibit (e)(2) hereto and incorporated herein by reference and should be read for the complete terms of the Tender Agreement.

The fourth paragraph of subsection (b) of Item 3 entitled “Nondisclosure Agreement” is hereby amended and restated in its entirety as follows:

A copy of the Nondisclosure Agreement is filed as Exhibit (e)(5) hereto and incorporated herein by reference and should be read for the complete terms of the Nondisclosure Agreement.

Item 4. The Solicitation or Recommendation.

The third paragraph of subsection (a) of Item 4 entitled “Solicitation/Recommendation” is hereby amended by adding the following at the end thereof:

A copy of the list of questions and answers made available to the Company’s employees is filed as Exhibit (a)(5)(K) hereto and is incorporated herein by reference.

The fifth paragraph of subsection (b) of Item 4 entitled “Background of the Offer and the Merger” is hereby amended by adding the following at the end thereof:

The Auction Process was designed, with the concurrence of Joseph Jacobs, the representative of the Wexford Parties on the Company Board, on the basis that any transaction solicited as part of the Auction Process would contemplate an acquisition of the Company as a whole and on terms which would provide the same consideration for the Shares of the Wexford Parties and the Shares of other stockholders. All bids and indications of interest that were actually received as part of the Auction Process were provided on that basis. In view of this equivalent treatment, no special committee of the Company Board was established to negotiate, evaluate or recommend proposed transactions.

The tenth paragraph of subsection (b) of Item 4 entitled “Background of the Offer and the Merger” is hereby amended by adding the following at the end thereof:

Throughout the Auction Process, Stone Key was the primary source of contact with interested parties, Skadden was the primary source of contact with counsel to interested parties and Messrs. Kobler and Cumming were the only members of the Company Board to have direct contact with interested parties. Other than as described elsewhere in this Statement, these contacts by Mr. Kobler were at presentations made by the Company’s management to interested parties and the contacts by Mr. Cumming were at the same presentations or in follow up discussions by interested parties. Throughout the Auction Process, the role of the Wexford Parties was principally to review drafts of and address bidders’ comments concerning the various transaction agreements to be entered into by the Wexford parties or affiliated entities. Other than assistance by a Wexford employee to Messrs. Kobler and Cumming in connection with developing and attending the management presentations and his participation in some follow up diligence calls with some of the interested parties, the Wexford Parties did not have direct contact with the interested parties in this regard, but rather communicated their comments through Skadden and Stone Key.

The thirty-eighth paragraph of subsection (b) of Item 4 entitled “Background of the Offer and the Merger” is hereby amended by adding the following at the end thereof:

The material issues under the proposed merger agreement with the Other Bidder that remained under discussion included various aspects of the provision under which the Company would be permitted to respond to unsolicited acquisition proposals, the definition of “change of recommendation”, the proposed amounts of the termination fee and expense reimbursement that would be payable to the Other Bidder in connection with certain terminations of the proposed merger agreement, certain closing conditions and the scope of certain proposed representations and warranties.

The thirty-ninth paragraph of subsection (b) of Item 4 entitled “Background of the Offer and the Merger” is hereby amended by adding the following at the end thereof:

In connection with its withdrawal from the Auction Process, the Other Bidder cited various matters of concern, including the adverse impact on valuation of the Company’s recent and forecasted financial performance and the incomplete integration of some of the Company’s past acquisitions and other aspects of the Company’s decentralized nature that would increase the costs and uncertainties of integrating the Company with the Other Bidder were an acquisition of the Company by the Other Bidder to be completed.

The first paragraph of subsection (b) of Item 4 entitled “Reasons for the Recommendation” is hereby amended and restated in its entirety as follows:

The Company Board consulted with the Company’s senior management, legal counsel and financial advisor and, in evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company stockholders tender all of their Shares pursuant to the Offer and vote their Shares in favor of the adoption of the Merger Agreement and the Merger, in accordance with the applicable provisions of Delaware law, identified the following reasons for approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and making its recommendation to the Company stockholders:

The first paragraph of subsection (b) of Item 4 entitled “Opinion of the Company’s Financial Advisor—Stone Key’s Valuation Analyses” is hereby amended by adding the following after the third sentence thereof:

For additional information regarding the Company’s projections, see subsection (h) of Item 8 entitled “Financial Forecasts.”

The second and third full bullets of subsection (b) of Item 4 entitled “Opinion of the Company’s Financial Advisor—Stone Key’s Valuation Analyses—Discounted Cash Flow Analyses” are hereby deleted and replaced in their entirety as follows:

•

Based on financial information provided by the Company, Stone Key calculated the Company’s Unlevered Free Cash Flow (i) based on the Case A projections, to be $12.3 million, $22.8 million, $43.9 million, $53.1 million and $54.6 million for fiscal year 2010 through fiscal year 2014, respectively and (ii) based on the Case B projections, to be $10.1 million, $13.3 million, $18.4 million, $27.5 million and $30.1 million for fiscal year 2010 through fiscal year 2014, respectively. Unlevered Free Cash Flow was not provided in this format to the parties participating in the auction process. Unlevered Free Cash Flow was not calculated for the Case C projections as those projections were substantially similar to the Case A projections and ultimately determined not to be credible by the Company’s management.

•

Stone Key estimated the Company’s weighted average cost of capital to be within a range of 11.5-13.0% based on, among other factors, (i) a review of the Company’s Bloomberg five-year historical adjusted beta, its Bloomberg two-year historical adjusted beta and its then-current Barra predicted beta as well as similar beta information for the comparable companies, (ii) Stone Key’s estimate of the U.S. equity risk premium, (iii) the Company’s assumed target capital structure on a prospective basis, (iv) the Company’s projected income tax rates, and (v) Stone Key’s investment banking and capital markets judgment and experience in valuing companies similar to the Company.

•

In calculating the Company’s terminal value for purposes of its discounted cash flow analyses, Stone Key used a reference range of perpetual growth rates of 2.0-4.0%, which was selected taking into consideration, among other things, estimates of long-term growth in GDP and long-term growth rates in the defense and homeland security industries.

•

The free cash flow estimates related to the Case B projections include consideration of the Company’s stock-based compensation expense and the financial impact of the Company’s net operating loss carryforward balance.

The table in the third paragraph of subsection (b) of Item 4 entitled “Opinion of the Company’s Financial Advisor—Stone Key’s Valuation Analyses—Comparable Company Analysis” is hereby amended by adding the following at the end thereof:

ICx - Based on Case A projections
Trading Basis	7.4	x	4.7	x
Merger Basis	8.5		5.4

ICx - Based on Case B projections
Trading Basis	12.5	x	7.6	x
Merger Basis	14.4		8.8

Subsection (b) of Item 4 entitled “Opinion of the Company’s Financial Advisor—Stone Key’s Valuation Analyses—Precedent Merger and Acquisition Transactions Analysis” is hereby amended by adding the following after the second paragraph thereof:

For these precedent merger and acquisition transactions, to the extent that data was publicly available, Stone Key calculated the multiples for such transactions on a revenue basis, an EBITDA basis and an EBIT basis and provided statistics concerning these multiples in the following table:

	Enterprise Value/Forward
	Revenue		EBITDA		EBIT
Mean	2.52	x	9.3	x	17.7	x
Harmonic Mean	2.45		9.2		16.3
Median	2.52		9.0		17.7
High	2.93		10.9		22.7
Low	2.11		8.0		12.8

The fourth paragraph of subsection (b) of Item 4 entitled “Opinion of the Company’s Financial Advisor—Other Considerations” is hereby amended by adding the following at the end thereof:

Except as described in this Statement, Stone Key has had no prior relationship with either the Company, Wexford and its affiliates or Parent and, within the past five years, has not received any fees or other compensation from any of these entities.

Item 8. Additional Information.

Subsection (b) of Item 8 entitled “Appraisal Rights” is hereby amended by adding the following as after the second paragraph thereof:

Pursuant to a memorandum of understanding entered into in connection with the McGowan Action, the Company and Purchaser have agreed to extend the time within which a stockholder of the Company may seek appraisal of that stockholder’s Shares by 15 days. Accordingly, a stockholder of the Company may seek appraisal of that stockholder’s Shares within 35 days after the later of the Effective Time or the mailing of the notice of appraisal rights by the Surviving Corporation.

The seventh paragraph of subsection (d) of Item 8 entitled “Top-Up Option” is hereby amended and restated in its entirety as follows:

A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and incorporated herein by reference and should be read for the complete terms of the Merger Agreement.

The last sentence of the first paragraph of subsection (g) of Item 8 entitled “Stockholder Litigation” is hereby amended and restated in its entirety as follows:

A copy of the Sloan Complain is filed as Exhibit (a)(5)(C) hereto and incorporated herein by reference and should be read for the complete terms of the Sloan Complaint.

The last sentence of the third paragraph of subsection (g) of Item 8 entitled “Stockholder Litigation” is hereby amended and restated in its entirety as follows:

A copy of the Dobbs Complaint is filed as Exhibit (a)(5)(D) hereto and incorporated herein by reference and should be read for the complete terms of the Dobbs Complaint.

The last sentence of the fourth paragraph of subsection (g) of Item 8 entitled “Stockholder Litigation” is hereby amended and restated in its entirety as follows:

A copy of the Reust Complaint is filed as Exhibit (a)(5)(E) hereto and incorporated herein by reference and should be read for the complete terms of the Reust Complaint.

Subsection (g) of Item 8 entitled “Stockholder Litigation” is hereby amended by adding the following after the fifth paragraph thereof:

On September 8, 2010, the Court of Chancery of the State of Delaware entered an Order for Consolidation and Appointment of Lead Counsel (the “Consolidation Order”) with respect to the Sloan Complaint, the Dobbs Complaint and the Reust Complaint. The files of the actions (the “Consolidated Action”) thereby consolidated shall be maintained in one file under C.A. No. 5769-VCL and under the caption In re ICx Technologies, Inc. Shareholder Litigation. A copy of the Consolidation Order is filed as Exhibit (a)(5)(G) hereto and incorporated herein by reference and should be read for the complete terms of the Consolidation Order.

The Court of Chancery of the State of Delaware scheduled a hearing for September 17, 2010, regarding the Motion for Expedited Proceedings filed by the plaintiff in the Consolidated Action on September 15, 2010. On September 16, counsel for the plaintiff informed the court that it would withdraw its Motion for Expedited Proceedings as the parties worked toward settlement. Nevertheless, the court informed the parties that the hearing would proceed as scheduled. At that hearing, the court informed the parties that it did not believe that plaintiff’s claims warranted expedited proceedings and, in fact, believed that plaintiff’s proposed amended complaint did not present a colorable claim. The court left open to the parties how to proceed going forward in light of the court’s direction.

The first sentence of the sixth paragraph of subsection (g) of Item 8 entitled “Stockholder Litigation” is hereby amended and restated in its entirety as follows:

On August 23, 2010, a putative stockholder class action (the “Jackrel Action”) complaint was filed against the Company and the individual members of the Company Board in the United States District Court for the Easter District of Virginia (the “Jackrel Complaint”).

The last sentence of the sixth paragraph of subsection (g) of Item 8 entitled “Stockholder Litigation” is hereby amended and restated in its entirety as follows:

A copy of the Jackrel Complaint is filed as Exhibit (a)(5)(F) hereto and incorporated herein by reference and should be read for the complete terms of the Jackrel Complaint.

Subsection (g) of Item 8 entitled “Stockholder Litigation” is hereby amended by adding the following after the sixth paragraph thereof:

Late in the day on Thursday, September 16, 2010, plaintiff in the Jackrel Action filed a Motion for Expedited Discovery asserting that plaintiff intended to move for a preliminary injunction based upon, among other things, plaintiff’s claim that the price being offered by Purchaser and accepted by the Company Board is “unfair.” As of the date of Amendment No. 3 to this Statement, no motion for a preliminary injunction has been filed. The Company and the Company Board believe plaintiff’s arguments are without merit and intend to oppose the Motion for Expedited Discovery at a hearing currently scheduled for Friday, September 24, 2010.

Subsection (g) of Item 8 entitled “Stockholder Litigation” is hereby amended by adding the following at the end thereof:

On September 9, 2010, a putative stockholder class action (the “McGowan Action”) complaint was filed against the Company, the individual members of the Company Board, Parent, Purchaser and Wexford in the United States District Court for the Eastern District of Virginia (the “McGowan Complaint). In the McGowan Complaint, captioned McGowan v. ICx Technologies, Inc., et al. C.A. No. 1:10CV1013, plaintiff alleges, among other things, that (i) the Company and the members of the Company Board caused this Statement to be issued in violation of Sections 14(d)(4) and 14(e) of the Exchange Act because the statement allegedly omits material facts, (ii) the members of the Company Board breached their fiduciary duties by entering into an unfair transaction and the Company directly breached or aided and abetted the members of the Company Board in the breach of such duties, and (iii) Parent, Purchaser and Wexford knowingly aided and abetted the members of the Company Board in their alleged violations of the Exchange Act and breaches of their fiduciary duties. Plaintiff seeks judicial action: (i) ordering that the action is properly maintainable as a class action and certifying plaintiff as class representative and plaintiff’s counsel as class counsel, (ii) preliminarily and permanently enjoining defendants from proceeding with the Offer and the Merger, (iii) enjoining the consummation of the Offer and the Merger, or a business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company, (iv) directing the members of the Company Board to exercise their fiduciary duties to obtain a transaction which is in the best interests of the Company’s stockholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained, (v) awarding plaintiff and the class damages, (vi) awarding plaintiff the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees, and (vii) granting such other and further relieve as the court may deem just and proper. A copy of the McGowan Complaint is filed as Exhibit (a)(5)(H) hereto and incorporated herein by reference and should be read for the complete terms of the McGowan Complaint.

On September 15, 2010, a putative stockholder class action complaint was filed against the Company and certain members of the Company Board in the United States District Court for the Eastern District of Virginia (the “Schiffer Complaint). In the Schiffer Complaint, captioned Schiffer v. ICx Technologies, Inc., et al. C.A. No. 1:10CV1032, plaintiff alleges, among other things, that (i) the members of the Company Board breached their fiduciary duties by failing to engage in an adequate sale process, by agreeing to a transaction that undervalues the Company and by agreeing to preclusive deal protection provisions and (ii) the Company and the members of the Company Board caused this Statement to be issued in violation of Section 14(e) of the Exchange Act because the Statement allegedly contains false and misleading statements and omissions of material facts. Plaintiff seeks judicial action: (i) declaring that the action is properly maintainable as a class action, (ii) enjoining the members of the Company Board, and those acting in concert with them, from consummating the Offer and the Merger, unless and until the Company adopts and implements a fair transaction that does not irreparably harm the Company’s stockholders, (iii) rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, including the “no solicitation” provisions, the Top-Up Option, the termination fee, and the Tender Agreement, (iv) awarding plaintiff and the class such damages as may be proved at trial including pre- and post-judgment interest, (v) awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees and (vi) granting such other and further relief as the court may deem just and proper. A copy of the Schiffer Complaint is filed as Exhibit (a)(5)(J) hereto and incorporated herein by reference and should be read for the complete terms of the Schiffer Complaint.

Memorandum of Understanding

While the Company, the individual members of the Company Board, Parent, Purchaser and Wexford (collectively, the “McGowan Defendants”) believe that each of the lawsuits described in this Statement is entirely without merit and that they have valid defenses to all claims, in an effort to minimize the burden and expense of litigating such lawsuits, on September 17, 2010, the McGowan Defendants entered into a memorandum of understanding (“McGowan MOU”) with the parties to the McGowan Action pursuant to which the McGowan Defendants and such parties agreed to settle the lawsuit. The McGowan MOU resolves the allegations by the plaintiffs in the McGowan Action (collectively, the “McGowan Plaintiffs”) against the McGowan Defendants in relation to the Offer and the Merger and, if approved by the court, the McGowan Defendants assert provides a release and settlement by the purported class of the Company’s stockholders in the McGowan Action of all pending claims and other actions against the McGowan Defendants and their affiliates and agents in relation to the Offer and the Merger. In exchange for such release and settlement, pursuant to the terms of the McGowan MOU, the parties agreed, after arm’s-length discussions among the parties and their counsel, that (a) the Company and Purchaser would provide additional supplemental disclosures to this Statement (such disclosures being included in those made in Amendment No. 3 to this Statement) and (b) the time within which a stockholder of the Company may seek appraisal of that stockholder’s Shares will be extended by 15 days to 35 days after the later of the Effective Time or the mailing of the notice of appraisal rights by the Surviving Corporation. In addition, the McGowan Defendants acknowledge that McGowan Plaintiffs are entitled to petition the court for an award of attorney’s fees and expenses and the parties will attempt in good faith to reach agreement on the amount of such fees and expenses. The settlement is conditioned on further confirmatory discovery, definitive documentation, court approval, dismissal of the actions with prejudice and consummation of the Merger. In the event that any of such conditions are not satisfied, the McGowan Defendants will continue to vigorously defend these actions. A copy of the McGowan MOU is filed as Exhibit (a)(5)(I) hereto and incorporated herein by reference and should be read for the complete terms of the McGowan MOU.

The sixth paragraph of subsection (h) of Item 8 entitled “Financial Forecasts” is hereby deleted in its entirety.

The table in subsection (h) of Item 8 setting forth a summary of the key items in the Internal Financial Forecasts is hereby amended by adding the following at the end thereof:

Cash Flow Summary – Case A(1)
Depreciation & Amortization	$7,700	$7,100	$5,400	$5,200	$6,200
% of Sales	3.5%	2.6%	1.6%	1.3%	1.3%
Change in Current Operating Assets and Liabilities	($11,600)	($13,600)	($12,800)	$1,700	($1,100)
% of Change in Sales	(31.8%)	(22.6%)	(20.3%)	2.5%	(1.5%)
Stock Based Compensation	$2,300	$3,200	$3,800	$4,600	$5,500
Capital Expenditure	$2,500	$4,200	$5,600	$6,300	$6,100
% of Sales	1.1%	1.5%	1.6%	1.5%	1.3%
Change in Deferred Income Taxes	$600	($27,100)	$18,500	$7,800	($300)

Cash Flow Summary – Case B
Depreciation & Amortization	$7,700	$7,100	$5,400	$5,200	$6,200
% of Sales	3.8%	3.1%	2.1%	1.9%	2.0%
Change in Current Operating Assets and Liabilities	($3,200)	($7,400)	($4,300)	$1,000	($100)
% of Change in Sales	(15.9%)	(30.3%)	(17.1%)	4.0%	(0.4%)
Stock Based Compensation	$2,300	$3,200	$3,800	$4,600	$5,500
Capital Expenditure	$2,500	$4,200	$5,600	$6,300	$6,100
% of Sales	1.2%	1.8%	2.2%	2.3%	2.0%
Change in Deferred Income Taxes	$0	($27,100)	$6,600	$8,200	$8,200

Cash Flow Summary – Case C
Depreciation & Amortization	$7,900	$7,200	$5,400	$5,300	$6,300
% of Sales	3.5%	2.5%	1.5%	1.2%	1.3%
Change in Current Operating Assets and Liabilities	($2,800)	($17,900)	($15,500)	$7,200	($6,200)
% of Change in Sales	(6.3%)	(30.2%)	(22.0%)	10.8%	(8.6%)
Stock Based Compensation	$2,300	$3,200	$3,800	$4,600	$5,500
Capital Expenditure	$2,500	$4,200	$5,600	$6,300	$6,100
% of Sales	1.1%	1.5%	1.6%	1.5%	1.2%
Change in Deferred Income Taxes	$0	($27,500)	$20,200	$3,900	$0

(1)	The Cash Flow Summary for Case A was not provided in this format to the parties participating in the Auction Process.

Subsection (h) of Item 8 entitled “Financial Forecasts” is hereby amended by adding the following after the table setting forth the summary of the key items in the Internal Financial Forecasts:

The Internal Financial Forecasts include non-GAAP financial measures, EBIT, EBITDA and Adjusted EBITDA. The Company believes that EBIT, EBITDA and Adjusted EBITDA provide important information about the operating trends of the Company. EBIT excludes interest income and expense, income tax expense or benefit and discontinued operations from net income. EBITDA excludes depreciation and amortization from EBIT. Amortization primarily represents costs associated with our business acquisitions that do not correspond to an outlay of current and future cash flow. Adjusted EBITDA excludes from EBITDA certain non-cash expenses, such as stock-based compensation expense, that the Company does not believe are reflective of ongoing operating results. The Company uses Adjusted EBITDA to evaluate performance of its business operations. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with GAAP and may be different from similarly titled measures used by other companies. EBIT, EBITDA and Adjusted EBITDA are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

The following table presents a reconciliation of EBIT, EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP financial measure to EBIT, EBITDA and Adjusted EBITDA, for each of the periods indicated:

	Fiscal Year Ending December 31,
	2010	2011	2012	2013	2014
	(dollars in thousands)
Initial Forecast
Adjusted EBITDA	$21,675	$43,042	$66,155	$77,328	$94,577
Noncash stock based compensation	($2,642)	($3,171)	($3,805)	($4,566)	($5,479)

EBITDA	$19,033	$39,871	$62,350	$72,762	$89,098
Depreciation and amortization	($7,870)	($7,147)	($5,420)	($5,225)	($6,241)
Other (income) expense, net	($175)	($175)	($325)	($625)	($1,225)

EBIT	$10,988	$32,549	$56,605	$66,912	$81,632
Other income (expense), net	$175	$175	$325	$625	$1,225
Interest income (expense), net	$902	$1,541	$2,622	$3,941	$5,304
Income tax (expense) benefit	($1,516)	$24,596	($22,360)	($27,393)	($32,519)
Discontinued operations, net	—	—	—	—	—

Net income	$10,549	$58,861	$37,192	$44,085	$55,642

Case A
Adjusted EBITDA	$27,101	$43,068	$66,188	$77,366	$94,621
Noncash stock based compensation	($2,335)	($3,170)	($3,805)	($4,565)	($5,479)

EBITDA	$24,766	$39,898	$62,383	$72,801	$89,142
Depreciation and amortization	($7,671)	($7,147)	($5,420)	($5,225)	($6,241)
Other (income) expense, net	($1,000)	—	—	—	—

EBIT	$16,095	$32,751	$56,963	$67,576	$82,901
Other income (expense), net	$1,000	—	—	—	—
Interest income (expense), net	($519)	$1,541	$2,622	$3,941	$5,304

	Fiscal Year Ending December 31,
	2010	2011	2012	2013	2014
	(dollars in thousands)
Income tax (expense) benefit	($281)	$24,596	($22,360)	($27,393)	($32,519)
Discontinued operations, net	($351)	—	—	—	—

Net income	$15,944	$58,888	$37,225	$44,124	$55,686

Case B
Adjusted EBITDA	$16,106	$26,318	$30,724	$36,290	$40,819
Noncash stock based compensation	($2,335)	($3,171)	($3,804)	($4,565)	($5,478)

EBITDA	$13,771	$23,147	$26,920	$31,725	$35,341
Depreciation and amortization	($7,671)	($7,147)	($5,420)	($5,225)	($6,241)
Other (income) expense, net	—	—	—	—	—

EBIT	$6,100	$16,000	$21,500	$26,500	$29,100
Other income (expense), net	—	—	—	—	—
Interest income (expense), net	($519)	$1,541	$2,622	$3,941	$5,304
Income tax (expense) benefit	($281)	$25,660	($9,052)	($11,660)	($12,684)
Discontinued operations, net	($351)	—	—	—	—

Net income	$4,949	$43,201	$15,070	$18,781	$21,720

Case C
Adjusted EBITDA	$21,663	$44,763	$69,733	$80,911	$98,166
Noncash stock based compensation	($2,335)	($3,170)	($3,805)	($4,565)	($5,479)

EBITDA	$19,328	$41,593	$65,928	$76,346	$92,687
Depreciation and amortization	($7,875)	($7,176)	($5,448)	($5,254)	($6,269)
Other (income) expense, net	—	—	—	—	—

EBIT	$11,453	$34,417	$60,480	$71,092	$86,418
Other income (expense), net	—	—	—	—	—
Interest income (expense), net	$902	$1,541	$2,622	$3,941	$5,304
Income tax (expense) benefit	$(1,516)	$24,499	($23,680)	($28,740)	($33,816)
Discontinued operations, net	—	—	—	—	—

Net income	$10,839	$60,457	$39,422	$46,293	$57,906

9. Exhibits.

Item 9 entitled “Exhibits” is hereby amended and supplemented by inserting the following exhibits:

Exhibit No.	Description

(a)(5)(G)	Order for Consolidation and Appointment of Lead Counsel, dated September 8, 2010.

(a)(5)(H)	Complaint filed by Benji McGowan, individually and on behalf of others similarly situated, on September 9, 2010, in the United States District Court for the Eastern District of Virginia.

(a)(5)(I)	Memorandum of Understanding, dated as of September 17, 2010.

(a)(5)(J)	Complaint filed by Mark Schiffer, individually and on behalf of others similarly situated, on September 15, 2010, in the United States District Court for the Eastern District of Virginia.

(a)(5)(K)	ICx Technologies, Inc. Employee Questions and Answers.

Annex B The Information Statement of the Company.

Footnote 9 to the table in the section titled “Security Ownership of Certain Beneficial Owners and

Management and Related Stockholder Matters—Principal Stockholders” is hereby amended by adding the following at the end thereof:

Mr. Plaumann has assigned these options to Greyhawke Capital Advisors LLC, of which he is a Managing Member and co-founder.

The last sentence of the first paragraph of the section titled “Legal Proceedings” is hereby amended and restated in its entirety as follows:

A copy of the Sloan Complain is filed as Exhibit (a)(5)(C) to the Schedule 14D-9 and incorporated herein by reference and should be read for the complete terms of the Sloan Complaint.

The last sentence of the third paragraph of the section titled “Legal Proceedings” is hereby amended and restated in its entirety as follows:

A copy of the Dobbs Complaint is filed as Exhibit (a)(5)(D) to the Schedule 14D-9 and incorporated herein by reference and should be read for the complete terms of the Dobbs Complaint.

The last sentence of the fourth paragraph of the section titled “Legal Proceedings” is hereby amended and restated in its entirety as follows:

A copy of the Reust Complaint is filed as Exhibit (a)(5)(E) to the Schedule 14D-9 and incorporated herein by reference and should be read for the complete terms of the Reust Complaint.

The Section entitled “Legal Proceedings” is hereby amended by adding the following after the fifth paragraph thereof

On September 8, 2010, the Court of Chancery of the State of Delaware entered an Order for Consolidation and Appointment of Lead Counsel (the “Consolidation Order”) with respect to the Sloan Complaint, the Dobbs Complaint and the Reust Complaint. The files of the actions (the “Consolidation Action”) thereby consolidated shall be maintained in one file under C.A. No. 5769-VCL and under the caption In re ICx Technologies, Inc. Shareholder Litigation. A copy of the Consolidation Order is filed as Exhibit (a)(5)(G) to the Schedule 14D-9 and incorporated herein by reference and should be read for the complete terms of the Consolidation Order.

The Court of Chancery of the State of Delaware scheduled a hearing for September 17, 2010, regarding the Motion for Expedited Proceedings filed by the plaintiff in the Consolidated Action on September 15, 2010. On September 16, counsel for the plaintiff informed the court that it would withdraw its Motion for Expedited Proceedings as the parties worked toward settlement. Nevertheless, the court informed the parties that the hearing would proceed as scheduled. At that hearing, the court informed the parties that it did not believe that plaintiff’s claims warranted expedited proceedings and, in fact, believed that plaintiff’s proposed amended complaint did not present a colorable claim. The court left open to the parties how to proceed going forward in light of the court’s direction.

The first sentence of the sixth paragraph of the section titled “Legal Proceedings” is hereby amended and restated in its entirety as follows:

On August 23, 2010, a putative stockholder class action (the “Jackrel Action”) complaint was filed against the Company and the individual members of the Company Board in the United States District Court for the Easter District of Virginia (the “Jackrel Complaint”).

The last sentence of the sixth paragraph of the section titled “Legal Proceedings” is hereby amended and restated in its entirety as follows:

A copy of the Jackrel Complaint is filed as Exhibit (a)(5)(F) to the Schedule 14D-9 and incorporated herein by reference and should be read for the complete terms of the Jackrel Complaint.

The Section entitled “Legal Proceedings” is hereby amended by adding the following after the sixth paragraph thereof:

Late in the day on Thursday, September 16, 2010, plaintiff in the Jackrel Action filed a Motion for Expedited Discovery asserting that plaintiff intended to move for a preliminary injunction based upon, among other things, plaintiff’s claim that the price being offered by Purchaser and accepted by the Company Board is “unfair.” As of the date of Amendment No. 3 to this Statement, no motion for a preliminary injunction has been filed. The Company and the Company Board believe plaintiff’s arguments are without merit and intend to oppose the Motion for Expedited Discovery at a hearing currently scheduled for Friday, September 24, 2010.

The section titled “Legal Proceedings” is hereby amended by adding the following at the end thereof:

On September 9, 2010, a putative stockholder class action (the “McGowan Action”) complaint was filed against the Company, the individual members of the Company Board, Parent, Purchaser and Wexford in the United States District Court for the Eastern District of Virginia (the “McGowan Complaint). In the McGowan Complaint, captioned McGowan v. ICx Technologies, Inc., et al. C.A. No. 1:10CV1013, plaintiff alleges, among other things, that (i) the Company and the members of the Company Board caused this Statement to be issued in violation of Sections 14(d)(4) and 14(e) of the Exchange Act because the statement allegedly omits material facts, (ii) the members of the Company Board breached their fiduciary duties by entering into an unfair transaction and the Company directly breached or aided and abetted the members of the Company Board in the breach of such duties, and (iii) Parent, Purchaser and Wexford knowingly aided and abetted the members of the Company Board in their alleged violations of the Exchange Act and breaches of their fiduciary duties. Plaintiff seeks judicial action: (i) ordering that the action is properly maintainable as a class action and certifying plaintiff as class representative and plaintiff’s counsel as class counsel, (ii) preliminarily and permanently enjoining defendants from proceeding with the Offer and the Merger, (iii) enjoining the consummation of the Offer and the Merger, or a business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company, (iv) directing the members of the Company Board to exercise their fiduciary duties to obtain a transaction which is in the best interests of the Company’s stockholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained, (v) awarding plaintiff and the class damages, (vi) awarding plaintiff the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees, and (vii) granting such other and further relieve as the court may deem just and proper. A copy of the McGowan Complaint is filed as Exhibit (a)(5)(H) to the Schedule 14D-9 and incorporated herein by reference and should be read for the complete terms of the McGowan Complaint.

On September 15, 2010, a putative stockholder class action complaint was filed against the Company and certain members of the Company Board in the United States District Court for the Eastern District of Virginia (the “Schiffer Complaint). In the Schiffer Complaint, captioned Schiffer v. ICx Technologies, Inc., et al. C.A. No. 1:10CV1032, plaintiff alleges, among other things, that (i) the members of the Company Board breached their fiduciary duties by failing to engage in an adequate sale process, by agreeing to a transaction that undervalues the Company and by agreeing to preclusive deal protection provisions and (ii) the Company and the members of the Company Board caused this Statement to be issued in violation of Section 14(e) of the Exchange Act because the Statement allegedly contains false and misleading statements and omissions of material facts. Plaintiff seeks judicial action: (i) declaring that the action is properly maintainable as a class action, (ii) enjoining the members of the Company Board, and those acting in concert with them, from consummating the Offer and the Merger, unless and until the Company adopts and implements a fair transaction that does not irreparably harm the Company’s stockholders, (iii) rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, including the “no solicitation” provisions, the Top-Up Option, the termination fee, and the Tender Agreement, (iv) awarding plaintiff and the class such damages as may be proved at trial including pre- and post-judgment interest, (v) awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees and (vi) granting such other and further relief as the court may deem just and proper. A copy of the Schiffer Complaint is filed as Exhibit (a)(5)(J) hereto and incorporated herein by reference and should be read for the complete terms of the Schiffer Complaint.

Memorandum of Understanding

While the Company, the individual members of the Company Board, Parent, Purchaser and Wexford (collectively, the “McGowan Defendants”) believe that each of the lawsuits described in this Statement is entirely without merit and that they have valid defenses to all claims, in an effort to minimize the burden and expense of litigating such lawsuits, on September 17, 2010, the McGowan Defendants entered into a memorandum of understanding (“McGowan MOU”) with the parties to the McGowan Action pursuant to which the McGowan Defendants and such parties agreed to settle the lawsuit. The McGowan MOU resolves the allegations by the plaintiffs in the McGowan Action (collectively, the “McGowan Plaintiffs”) against the McGowan Defendants in relation to the Offer and the Merger and, if approved by the court, the McGowan Defendants assert provides a release and settlement by the purported class of the Company’s stockholders in the McGowan Action of all pending claims and other actions against the McGowan Defendants and their affiliates and agents in relation to the Offer and the

Merger. In exchange for such release and settlement, pursuant to the terms of the McGowan MOU, the parties agreed, after arm’s-length discussions among the parties and their counsel, that (a) the Company and Purchaser would provide additional supplemental disclosures to this Statement (such disclosures being included in those made in Amendment No. 3 to this Statement) and (b) the time within which a stockholder of the Company may seek appraisal of that stockholder’s Shares will be extended by 15 days to 35 days after the later of the Effective Time or the mailing of the notice of appraisal rights by the Surviving Corporation. In addition, the McGowan Defendants acknowledge that McGowan Plaintiffs are entitled to petition the court for an award of attorney’s fees and expenses and the parties will attempt in good faith to reach agreement on the amount of such fees and expenses. The settlement is conditioned on further confirmatory discovery, definitive documentation, court approval, dismissal of the actions with prejudice and consummation of the Merger. In the event that any of such conditions are not satisfied, the McGowan Defendants will continue to vigorously defend these actions. A copy of the McGowan MOU is filed as Exhibit (a)(5)(I) to the Schedule 14D-9 and incorporated herein by reference and should be read for the complete terms of the McGowan MOU.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ICX TECHNOLOGIES, INC.

By:	/s/ Colin J. Cumming
Name:	Colin J. Cumming
Title:	Chief Executive Officer

Dated: September 17, 2010